Exhibit 99.1
Canadian Solar Signs Sales Agreements in Italy and the Czech Republic
Jiangsu, China, July 7, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today announced it signed five new sales agreements in Italy and the Czech Republic in the past three weeks. The customers covered under these agreements are WSW in the Czech Republic, and Arco Energy, AC Service, Ravano Green Power and Albatec of Italy.
The total volume of shipments for 2008 for the above mentioned new agreements totals 14.9 MW and reflects sales of CSI’s regular module products. The sales will be realized in the second half of 2008 and are in addition to existing shipments to customers in Germany, Spain, USA, Korea and China.
Based on current customer orders, market forecasts and supply contracts, CSI’s preliminary estimates for the second half of 2008 consists of a geographic sales mix of approximately 60% to Germany, 15% to Spain and 7% to the USA. In addition, approximately 10% of sales for this period is expected to come from newly emerging markets in the rest of Europe. The remaining balance of approximately 8% sales is earmarked for South Korea and China.
Dr. Shawn Qu, CEO of CSI, remarked, “CSI has maintained a healthy balance of market segments and a impressive portfolio of strong long-term customers. These additional sales agreements reflect the increasing demand for CSI products in new markets. This not only increases our future revenue and market share, but also allows CSI to diversify its geographic sales footprint. We are also pleased to see stable and continuous demands from our traditional markets including Germany and Spain. Along with our recently announced e-Module sales contracts, CSI now actively delivers PV products in seven countries and strategically positions itself for continued market growth in 2009.”
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Contacts:

In Jiangsu, P.R. China	In the U.S.
Alex Taylor, IR Director	John Robertson
Canadian Solar Inc.	The Ruth Group
Phone: +86-512-6690-8088	Phone: +1-646-536-7024
ir@csisolar.com	jrobertson@theruthgroup.com

Safe Harbor/Forward-Looking Statements for Canadian Solar
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 3, 2008. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.